SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	English press release entitled, “Notice regarding Completion of Share Repurchase”

2.	English press release entitled, “Notice regarding Cancellation of Own Shares”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : December 16, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters

Notice regarding Completion of Share Repurchase

TOKYO, Japan — December 16, 2022 — ORIX Corporation hereby announces that the share repurchase resolved at its Board of Directors meeting held on May 11, 2022 pursuant to the provision of its Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act, has been completed as follows.

Progress of the repurchase in December 2022

1. Class of shares repurchased	Common shares
2. Total number of shares repurchased	1,896,100 shares
3. Total purchase price of shares repurchased	JPY 4,161,363,200
4. Repurchase period	December 1, 2022 – December 15, 2022
5. Method of share repurchase	Market purchases based on a discretionary dealing contract regarding repurchase of own shares

Cumulative repurchases through December 15, 2022

1. Total number of shares repurchased	22,255,900 shares
2. Total purchase price of shares repurchased	JPY 49,999,981,650

(Reference) Details of the resolution with respect to share repurchase reached at the Board of Directors meeting held on May 11, 2022

1. Class of shares to be repurchased	Common shares
2. Total number of shares	Up to 40,000,000 shares
(approx. 3.3% of the total outstanding shares (excluding treasury shares))
3. Total purchase price of shares to be repurchased	Up to 50 billion yen
4. Repurchase period	From May 18, 2022 to March 31, 2023
5. Method of share repurchase	Market purchases based on a discretionary dealing contract regarding repurchase of own shares

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile-related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022” furnished on Form 6-K.

Notice regarding Cancellation of Own Shares

TOKYO, Japan — December 16, 2022 — ORIX Corporation hereby announces that it has decided to cancel its own shares on December 15, 2022, in accordance with Article 178 of the Companies Act, as described below.

1. Class of shares to be cancelled	Common shares
2. Number of shares to be cancelled	23,427,745 shares
3. Scheduled cancellation date	January 20, 2023

(Reference)

Policies for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall limit its total holdings of its own shares to an amount equal to 5% of its total number of issued shares and shall cancel any shares exceeding such amount.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022.” furnished on Form 6-K.